EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES CLARIFIES TECHNICAL REPORT STATUS

AND INFORMATION AVAILABILITY

October 24, 2022, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or “the Company") (TSXV: QZM, OTC Pink: QZMRF)  wishes to clarify that two recently commissioned technical reports as announced in our news releases of June 14, 2022 and September 8, 2022 on the Maestro and Jake projects were not prepared as a consequence of any triggering event contemplated by National Instrument 43-101 (Disclosure Standards for Mineral Projects).  While the two reports were intended to comply with the substantive content requirements of the instrument, there was no triggering event and accordingly they are not NI 43-101 reports.  They should not have been referred to as such and will not be filed on SEDAR.com but rather be kept available only on the Company’s website.

In addition, the Company has updated its website so that all information can be directly accessed from the website without any extraneous links to Dropbox.

On behalf of the Board of Directors

Robert Dickinson

Chairman & CEO

For further details, contact Investor Relations at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.